# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TOMI Environmental Solutions, Inc., CIK 0000314227
CUSIP: 890023203
Title of class of securities: common stock
Address of issuer's principal executive offices: 8430 SPIRES WAY, Suite N, FREDERICK, Maryland (MD), 21702
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001997166

## Reporting persons
- Morgan Stephen L.: type of reporting person: individual (IN); citizenship or place of organization: Wisconsin (WI); sole voting power 1,469,664; shared voting power 0; sole dispositive power 1,469,664; shared dispositive power 0; aggregate amount beneficially owned 1,469,664 (7.3% of the class)

## Item 1. Issuer
Name of issuer: TOMI Environmental Solutions, Inc.
Address of issuer's principal executive offices: 8430 SPIRES WAY, Suite N, FREDERICK, MARYLAND, 21702

## Item 2. Person Filing
Name of person filing: John F. Nelson
Address of principal business office or, if none, residence:
3610 Deerpath Road
Middleton, WI 53562
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,469,664
Percent of class: 7.34274
Sole power to vote or to direct the vote: 1,469,664 (883,785 owned in personal account and 585,879 owned in self-directed IRA account)
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,469,664
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Morgan Stephen L.: Stephen L. Morgan, Attorney (07/23/2025)
Comment: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

I further certify that I am an attorney, duly licensed in the State of Wisconsin, and I have been expressly retained and authorized by Mr. John F. Nelson to be his attorney and representative for the express purpose of submitting and signing the Schedule 13G on his behalf, and my electronic signature, below, shows and supports the authority to act as his authorized representative.

Dated: July 23, 2025. /s/ Stephen L. Morgan
Stephen L. Morgan Attorney and Authorized
Representative of John F. Nelson

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).